SEC FILE NO. 70-7727

                                                   and

                                          SEC FILE NO. 70-8593





                                    SECURITIES AND EXCHANGE COMMISSION

                                         WASHINGTON, D.C. 20549







                                        CERTIFICATE PURSUANT TO

                                                RULE 24

                                       OF PARTIAL COMPLETION OF

                                             TRANSACTIONS











                                               GPU, Inc.

                                        GPU International, Inc.

 - - - - - - - - - - - - - - - - - - - - - -

                                             :

    In the matter of                         :

    GPU. INC.                                :  Certificate Pursuant

    GPU INTERNATIONAL, INC.                  :  to Rule 24 of Partial

                                             :  Completion of

    SEC File No. 70-7727                     :  Transactions

    SEC File No. 70-8593                     :

    (Public Utility Holding Company Act      :

    of 1935)                                 :

                                             :

 - - - - - - - - - - - - - - - - - - - - - -



 TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:


    The  undersigned,  GPU,  Inc.  ("GPU")  and  GPU International, Inc. ("GPU

 International")   hereby  certify  pursuant  to  Rule  24  of  the  Rules  and

 Regulations  under the Public Utility Holding Company Act of 1935 (the "Act"),

 that  certain  of  the  transactions proposed in the Applications, as amended,

 filed  in  SEC  file  No. 70-7727 and SEC File No. 70-8593, respectively, have been carried out in accordance with the Commission's Orders dated November 16,

 1995, June 14, 1995, December 28, 1994, September 12, 1994, December 18, 1992,

 and   June  26,  1990  with  respect  to  the  transactions  proposed  in  the

 Application,  as amended, in SEC File No. 70-7727, and the Commission's Orders


 dated,  March  6,  1996, January 19, 1996 and July 6, 1995 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-8593, as follows:


    The  following  is  reported  in  accordance with Supplemental Order dated

 November 16, 1995 for SEC File No. 70-7727:



    1.  Financial Statements

           A  copy of GPU International's unaudited Consolidated Balance Sheet as of June 30, 1997 and unaudited Consolidated Statement of Operations for the three  and  six  months  ended  June 30, 1997 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).



    2.  Business Activities



           Project Development

        In  July  1997,  GPU  International and AstroPower, Inc. announced that they  formed  a  joint  venture  company, called GPU Solar, to manufacture and market  solar  electric  photovoltaic (PV) systems for the residential market.

 The units will be designed to connect to existing utility distribution systems and  will  have  sufficient  battery storage to power critical household loads during electrical interruptions.



        GPU   will  provide  $300,000  of  working  capital  for  the  venture.

 AstroPower  will  provide  the  solar  modules and assemble the pre-engineered

 systems  for  shipping.    Both  GPU International and AstroPower will provide

 management,  marketing  and technical expertise to the venture, and will share expenses.  GPU International has also been awarded $250,000 of U.S. Department of Energy funds from the Utility Photovoltaic Group, a national organization of utilities dedicated to the commercialization of PV systems, which will be used  by GPU Solar to reduce the price of the first 72 kilowatts of PV systems sold to customers.



           GPU  International  also  continued  to  engage  in  other  project development  activities  both  domestically  and internationally (including in

 Europe, Asia, Africa, and South America).



 Project Related Services

           GPU  International  continued to provide management, administrative and/or  operating  services  to  the  following  projects  (either directly or through  subsidiaries),  in  which  GPU International has a direct or indirect ownership interest:



           Project          Project Owner                    Location

           Marcal        Prime Energy L.P.                       NJ

           Chino         OLS Acquisition Corp.                   CA

           Camarillo     OLS Acquisition Corp.                   CA

           Onondaga      Onondaga Cogeneration L.P.              NY

           Lake          Lake Cogen L.P.                         FL

           Pasco         Pasco Cogen L.P.                        FL

           Syracuse      Project Orange Associates L.P.          NY

           Brooklyn      Brooklyn Energy L.P.                 Canada

           Mid-Georgia   Mid-Georgia Cogen, L.P.                 GA



 3. Guarantees which GPU has Agreed to Grant

           No matters to be reported.

 4. Guarantees Issued

           GPU International or GPU, for the benefit of GPU International, has obtained  the  following standby letters of credit which were effective during the period April 1, 1997 through June 30, 1997:



 (a)    On  February 26, 1996, a letter of credit in the face amount of $30,000 was issued by Citibank pursuant to its credit agreement with GPU International

 (  Citibank  Credit  Agreement  )  to  support  a  bid for a 500 MW coal-fired generating  plant in Punjab State, India.  The letter of credit, which carries a  fee  equal  to  0.5  of  1  percent per annum of the face amount plus a .10 percent  fronting  fee  was  scheduled  to  expire  on  May 26, 1997, has been extended to March 1, 1998.



 (b)    On  December  8,  1996,  a  letter  of  credit  in  the  face amount of

 $1,788,850,  issued on December 8, 1995 and scheduled to expire on December 8,

 1996,  was  extended  to  December 8, 1997. The letter of credit was issued by

 Citibank  pursuant  to  the  Citibank  Credit  Agreement in favor of Wisconsin

 Public  Service  Company  to  support Polsky Energy Corp's (PEC) commitment to construct a 236 MW cogeneration facility pursuant to its Power Sales Agreement with  Wisconsin  Public  Service  Company.  The letter of credit carries a fee equal  to  0.5  of  1 percent per annum of the face amount, plus a .10 percent fronting fee.



 (c)    On  June  16, 1994, a letter of credit in the face amount of $5 million was  issued  by  Chase  Manhattan Bank in favor of Mellon Bank to support debt service  coverage on the Onondaga Project.  The letter of credit carries a fee equal  to  0.7  of  1  percent  per annum of the face amount, and scheduled to expire  on June 16, 1997, was extended to June 15, 1998.  GPU entered into the related reimbursement agreement.

           In  addition,  the following guarantees were outstanding during the period April 1, 1997 through June 30, 1997:



 (a)    As  of  October 18, 1995, a guarantee of amounts up to $122,750,000 was made  by  GPU for the benefit of the Bankers Trust Company as collateral agent on  behalf  of the Equity Bridge Lenders and the Secured Parties in connection with the Termobarranquilla (TEBSA) project in Colombia.



 (b)    GPU  International  has  guaranteed  the obligations of GPU Power, Inc.

 ("GPU  Power"),  GPUI  Colombia  Ltda., and International Power Advisors, Inc.

 (the  Operators),  under the operations and maintenance agreement in the TEBSA project.  Pursuant  to  the  guarantee,  GPU  International has guaranteed the performance of the Operators, of which the limit of liability is $5 million.



 (c)    GPU  has guaranteed payments to General Electric Capital Corporation of amounts up to the lesser of six months average rent (approximately $7,026,000)

 or  $10  million,  to  the  extent Lake Cogen, Ltd. fails to pay rent when due under  the  terms of the project lease or chooses not to renew the lease after

 its  initial  11-year  term.    In  addition,  GPU  has  guaranteed to pay any

 documentary  stamp  taxes  and intangible personal property taxes should these taxes become due and payable in connection with the lease.



 (d)    GPU  International  has  guaranteed the obligations of its wholly owned subsidiary,  EI  Fuels  Corporation  (  EI  Fuels  ),  under  the  Natural Gas

 Facilities  Agreement ( Facilities Agreement ), dated as of November 30, 1995.

 Pursuant to the guarantee, GPU International has guaranteed the payments of EI

 Fuels  to  the  City of Warner Robins (the  City ) for (a) Fixed Monthly Lease

 Charge (as defined in the Facilities Agreement) and (b) any and all extensions, renewals, modifications, amendments or substitutions of the

 foregoing.    The Fixed Monthly Lease Charge is $24,000, payable commencing on the in service date, subject to reduction in certain circumstances, for a term of 31 years.



 (e)    GPU  has guaranteed up to $32 million for the purpose of funding, on an interim  basis, the equity investment in Mid-Georgia Cogen L.P., which will be used  to finance the construction of the facility.  GPU has also guaranteed up to an  additional $9 million in letter of credit obligations on behalf of Mid-

 Georgia.



    5.  Services obtained from associated companies

           Services  obtained  from  GPU  Service,  Inc.  consisted  of  (i)

 administrative,  internal  auditing,  accounting and risk management services;

 (ii)  information  services and telecommunications services, and (iii) pension administration  services.  The  total  dollar  value of such services provided during the period April 1, 1997 through June 30, 1997 was $105,480.



    6.  Services provided to associated companies

           A   description  of  services  provided  by  GPU  International  to associate companies during the period April 1, 1997 through June 30, 1997 will be  filed  separately  under  a  request for confidential treatment under Rule

 104(b).



    7.  Investments  by  GPU  in  Qualifying  Facilities,  Exempt  Wholesale

 Generators and Foreign Utility Companies, Percentage of Equity Ownership

           Set  forth below is a summary of the direct or indirect investments by GPU, as of June 30, 1997 in qualifying facilities (QFs), EWGs and foreign utility companies (FUCOs), as well as the percentage of equity ownership.


                    Book Value
                   FUCO, of GPU       GPU's%  Owners not affiliated with GPU
                   QF    Investment   Equity
 Associate         or    at 6/30/97   Owner-                            Type of
 Company           EWG    ($000)      ship        Name of Entity        Entity

 Prime Energy, LP  QF    $ 6,297       50%    Prudential Insurance     Domestic
                                                Company of America

 OLS Power, LP     QF        -          1%    Prudential Insurance     Domestic
                                                Company of America

 Onondaga          QF      16,792      50%    NationsCredit Commercial Domestic
 Cogen,  LP                                     Corporation

 Lake Cogen, Ltd   QF      12,520     49.9%   Lake Interest Holding,   Domestic
                                                Inc.
                                              New Lake Corporation         "

 Project Orange    QF       1,899       4%   G.A.S. Orange Partners,LP Domestic
 Associates, LP                              NCP Syracuse Inc.            "
                                             Syracuse Investment Inc.     "
                                             Stewart & Stevenson          "
                                                Operations, Inc.
                                             Met Life Capital Corporation "

 Mid-Georgia       EWG &     (233)     100%  Not Applicable            Domestic
 Cogen, LP         QF

 NCP Houston       EWG        847*     100%  Not Applicable              N/A
 Power Incorporated

 Pasco Cogen,      QF      18,492      49.9% DCC Project Finance Ten   Domestic
 Ltd.                                           Inc.
                                             PAS Power Company             "
                                             Pasco Int. Holding, Inc.      "
                                             Pasco Project Investment      "
                                                Partnership LP

 FPB Cogenera-     QF        -         30%    FPB Cogen, Inc.          Domestic
 tion Partners,                               FPB California               "
 LP (1)                                         Cogeneration Corp.

 Selkirk Cogen     EWG &   13,585      19%    JMC Selkirk, Inc.        Domestic
 Partners, LP      QF                         Cogen Technologies           "
                                                Selkirk GP, Inc.
                                              Cogen Technologies           "
                                                Selkirk, LP
                                              JMCS I Investors, LP         "

 Empresa           EWG     48,471      50%    Cititrust (Bahamas)      Foreign
 Guaracachi S.A.                                Limited

                                       9



                         Book Value
                   FUCO, of GPU       GPU's% Owners not affiliated with GPU
                   QF    Investment   Equity
 Associate         or    at 6/30/97   Owner-                            Type of
 Company           EWG    ($000)      ship        Name of Entity        Entity

 Guaracachi        EWG     34,603*    100%    Not Applicable              N/A
 America, Inc.

 GPU Power, Inc.   EWG     32,228*    100%    Not Applicable              N/A

 EI International  EWG     $   45     100%    Not Applicable              N/A

 GPU International EWG        (28)*   100%    Not Applicable              N/A
 Colombia, Ltda

 Solaris Power     FUCO   114,054      50%    Australian Gas Light,    Foreign
                                                Co.

 Victoria Electric FUCO   121,285*    100%    Not Applicable              N/A
 Inc.

 Midlands          FUCO   632,063      50%    Cinergy Corp.            Domestic
 Electricity plc

 Termobarranquilla EWG     (1,930) 28.545%    ABB Energy Ventures,      Foreign
 S.A.                                           Inc.
                                              Lancaster Distral Group      "
                                              Corporacion Electrica        "
                                                De la Costa Atlantica

 EI Barranquilla,  EWG     (1,413)*   100%    Not Applicable              N/A
 Inc.

 Barranquilla      EWG         59     100%    Not Applicable              N/A
 Lease Holdings, Inc.

 Los Amigos Leas-  EWG       (501)*   100%    Not Applicable              N/A
 ing Company, Ltd.

 EI Services       EWG       (235)    100%    Not Applicable              N/A
 Canada, Ltd.

 EI Canada         EWG      6,853*    100%    Not Applicable              N/A
 Holding, Ltd.

 EI Brooklyn       EWG      7,077*    100%    Not Applicable              N/A
 Investment, Ltd.

 EI Brooklyn       EWG      6,853*    100%    Not Applicable              N/A
 Power, Ltd.

                                       10


                         Book Value
                   FUCO, of GPU       GPU's% Owners not affiliated with GPU
                   QF    Investment   Equity
 Associate         or    at 6/30/97   Owner-                            Type of
 Company           EWG    ($000)      ship        Name of Entity        Entity

 Brooklyn Energy,  EWG   $ 6,876      75%     Polsky Energy Corp.       Foreign
 LP                                             of Brooklyn
                          _______             Brooklyn CoGen Limited    Foreign

 GPU's Aggregate
  Investment*            $868,755



 (*) GPU's aggregate investment does not include the items shown with asterisks in order to avoid duplication.


 (1) GPU International sold its 30 percent general partnership interest in FPB Cogeneration Partners, LP in April 1997.


           As  of  June  30,  1997,  GPU  also  owned,  directly or indirectly,

 interests  in  the  following  EWGs, in which its aggregate investment did not exceed  $10,000:  GPU  Power  Philippines, Inc.; GPU International Asia, Inc.;

 International  Power  Advisors,  Inc.; Austin Cogeneration Corporation; Austin

 Cogeneration  Partners,  L.P.;  Hanover  Energy Corporation; EI Power (China),

 Inc.;  China  Power  Partners, L.P.; EI Power (China)I, Inc.; Ming Jiang Power

 Partners,  L.P.;  EI  Power  (China)II, Inc.; Nanjing Power Partners, L.P.; EI

 Power  (China) III, Inc.; and Zhuang He Power Partners, L.P.  Of those listed,

 GPU  owns  a  50%  interest  in  China  Power Partners, L.P., Ming Jiang Power

 Partners,  L.P.,  Nanjing  Power Partners, L.P., and Zhuang He Power Partners,

 L.P; the remaining interests of such EWG s are owned by Intesol International,

 Ltd.,  a  Hawaii  corporation.   GPU owns a 100% interest in each of the other

 EWGs.



 8.     During  the  period  April  1,  1997 through June 30, 1997 there was no intellectual  property provided to GPU International by any associate company,

 or provided by GPU International to any associate company.

                    _______________________________________



    In  accordance with Orders dated July 6, 1995 and March 6, 1996 in SEC File

 No.  70-8593,  and  in  addition  to the reimbursement agreements described in items 4 above, the following is reported:



    1.  Financial Statements

        A  copy of GPU Electric, Inc.'s ( GPU Electric ) unaudited Consolidated

 Balance  Sheet  as  of  June  30, 1997 and unaudited Consolidated Statement of

 Operations  for  the  three  and  six months ended June 30, 1997 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

 GPU's  other  Subsidiary  Companies  (EI UK Holdings, Inc., GPU International

 Australia  Pty  Ltd,  Avon Energy Partners Holdings, Avon Energy Partners Plc,

 and  Victoria  Electric  Holdings, Inc.) are direct or indirect subsidiries of

 GPU  Electric and, accordingly, financial statements of such companies are not separately presented.



    2.  Investments in Exempt Entities

        In   connection  with  the  acquisition  of  Midlands  Electricity  plc

 ( Midlands ) discussed in Item 3 below, EI UK Holdings, Inc. ( EI UK ) entered into  a  term loan agreement (the "Term Loan") dated as of May 6, 1996, with a syndicate  of  banks, the Chase Manhattan Bank, N.A., as administrative agent,

 Citibank,  N.A.,  as  syndication  agent,  Citicorp Securities, Inc. and Chase

 Securities  Inc.,  as  arrangers.  The Term Loan provides, among other things,

 for  EI  UK borrowings from time to time of up to pounds sterling 350 million,

 or  approximately  U.S.  $583 million, through a GPU guaranteed five-year bank term loan facility terminating on May 6, 2001.

    The borrowing interest rate is based on the LIBOR plus an applicable margin as  defined  in the Term Loan corresponding to the debt ratings of GPU.  As of

 June  30, 1997, EI UK had aggregate borrowings of pounds sterling 350 million,

 or  approximately U.S. $582.6 million, outstanding under the Term Loan.  EI UK invested  such  funds  in  Midlands  through  Avon  Energy  Partners  Holdings

 ( Holdings ).  The borrowings bear interest at 6.7125 percent per annum, which was based on the LIBOR at December 9, 1996, plus a .525 percent margin.



        On  November  22,  1995,  GPU  acquired all of the capital stock of GPU

 Electric  and  made  capital  contributions  of  $48  million.  The  capital contributions  were  used by GPU Electric to acquire Solaris Power ( Solaris )

 (through  Victoria  Electric,  Inc.).  During  August  1996, Victoria Electric

 Holdings,  Inc., a wholly owned subsidiary of GPU Electric, was established to hold the investment in Victoria Electric, Inc.



        On  November  20,  1995,  GPU Electric entered into a credit agreement,

 dated as of November 20, 1995, (the "Credit Agreement"), with Citibank Limited as  the  Participant  and  Arranger,  for  which Citisecurities Limited is the

 Agent. The Credit Agreement provides, among other things, for revolving credit borrowings  by  GPU  Electric  from  time  to  time through November 20, 1998,

 subject to extensions for two years at the sole discretion of the Participant,

 in amounts not to exceed an aggregate of Australian $95 million outstanding at any one time. In August 1996, the Credit Agreement was transferred to Victoria

 Electric  Holdings,  Inc.   Borrowings are guaranteed by GPU.  The proceeds of

 such borrowings were used to fund, in part, GPU s investment in Solaris.



        Notes  issued  under  the  Credit  Agreement  bear interest at the Bill

 Discount  Rate  which  is  equal  to  the  mean  "bid rate" quoted on the page entitled  "BBSY"  on  the  Reuters  Monitor System at or about 10:00am (Sydney time)  on  the  Funding  Date.  As of June 30, 1997, the remaining outstanding balance  of  the  borrowing  amounted  to  Australian  $71.6  million,  or approximately U.S. $59.1 million.



        Other  investments  in  exempt  entities are described in items 2 and 4 above under 70-7727.



 3.     Description of Exempt Entities in Which There are Funds Invested



 Selkirk Cogen Partners, L.P. (Selkirk)

        Selkirk  owns  and  operates  two  natural  gas-fired  combined-cycle cogeneration  facilities  located  in Bethlehem, New York.  The facilities are

 79.9 and 265 megawatts (MW) each with a combined average net capacity of 344.9

 MW producing steam and electricity.



 Brooklyn Energy, L.P. (Brooklyn)

           GPU  International  has contributed U.S. $9.5 million, in equity and an  additional  Canadian  $1  million,  or approximately U.S. $0.7 million, in subordinated  debt  to  Brooklyn,  which  owns  a  24  MW  wood  and oil-fired cogeneration  facility  located  in Brooklyn, Nova Scotia, Canada.  Commercial operation of the facility commenced in April 1996.



 Empresa Guaracachi, S.A.

        In  July  1995,  GPU  Power, through Guaracachi America, Inc., acquired from  the  Bolivian  Government a 50% interest in Empresa Guaracachi, S.A., an electric  generating company having an aggregate capacity of 216 MW of natural
 gas-fired  and  oil-fired  generation  for  approximately  $47  million.   The

 facilities  are  located  in  Bolivia  in and around the cities of Santa Cruz,

 Sucre and Potosi with their total capacity representing one-third of Bolivia's

 generation  capacity.    GPU Power's investment of $47 million will be used by

 the  year  2002  to expand the generating facilities to meet Bolivia's growing demand.



 Solaris Power ( Solaris )

        In  November  1995,  GPU  Electric,  through  Victoria  Electric, Inc.,

 together  with  the Australian Gas Light Company, acquired Solaris for a total purchase  price  of  approximately  $712  million, of which GPU Electric's 50%

 share  is $356 million.  GPU Electric has made an equity investment in Solaris of  approximately $112 million; the balance of the purchase price was provided through  non-recourse borrowings by Solaris from an Australian bank syndicate.

 Solaris, which provides electric service to more than 240,000 customers in and around  Melbourne, Australia, was sold by the government of Victoria through a competitive  bid  as  part  of  that  state's  privatization  of  the electric industry.



 Termobarranquilla, S.A.

        In  October  1995,  GPU Power, through EI Barranquilla, Inc., completed the  financing for and acquired a 28.545% interest in Termobarranquilla, S.A.,

 Empresa  de  Servicios Publicos ( TEBSA ), a 240 MW gas-fired generating plant in Barranquilla, Colombia and began the construction of a new 750 MW gas-fired

 plant  adjacent  to  the  existing  plant  (the    Barranquilla  Project  ).

 Electricity generated by these plants will be sold to Corporacion Electrica de la  Costa  Atlantica under a 20-year contract.  Total project costs, including the  acquisition  of the existing plant, are expected to be $756.2 million, of which  GPU  Power's  equity  contribution  is expected to be approximately $65 million.

 Barranquilla Lease Holdings, Inc. and Los Amigos Leasing Company, Ltd.

        Barranquilla  Lease  Holdings, Inc., a subsidiary of GPU Power, through its  wholly-owned  subsidiary  Los  Amigos  Leasing Company, Ltd. ( Leaseco ),

 procures  equipment  to  be  used by and leased to TEBSA.  Pursuant to a lease agreement,  Leaseco  will  deliver  certain non-Colombian equipment related to

 TEBSA,  and TEBSA will make lease payments equal to the interest and principal payments on senior bank debt and certain other expenses incurred by Leaseco.



 Midlands Electricity plc

        In  May,  1996, GPU and Cinergy Corporation formed Avon Energy Partners plc  (  Avon  ),  a  wholly-owned subsidiary of Holdings.  Holdings is a 50/50 joint  venture  which  acquired Midlands, an English regional electric company

 (  REC  ).   GPU's 50 percent interest in Holdings is held by EI UK, a wholly-

 owned subsidiary of GPU Electric.



        EI  UK  invested  approximately $585.7 million in Holdings by borrowing such  proceeds  through  a  GPU  guaranteed five-year bank term loan facility.

 Holdings  has  borrowed approximately $1.6 billion through a non-recourse term loan  and  revolving  credit  facility  to  provide  for  the  balance  of the acquisition price.



        Midlands,  one  of  12  RECs  in  the  United  Kingdom, distributes and supplies  electricity  to  2.2  million customers in England in an area with a

 population  of  five  million.   Midlands also owns a generation business that

 produces electricity domestically and internationally and a gas supply company that provides natural gas service to 8,000 customers in England.

 4.     Services Obtained From Associated Companies

        GPU  Energy  provided  administrative  services  to  GPU  International

 Australia in the amount of $109,454, for the three months ended June 30, 1997,

 in support of the development and management of Solaris' operations.



        GPU  Service, Inc. provided administrative services to GPU Power in the amount  of  $16,428  for  the three months ended June 30, 1997, related to the oversight and management of GPU Power's operations.



        GPU  Service,  Inc. provided administrative services to GPU Electric in the amount of $32,066 for the three months ended June 30, 1997, related to the oversight and management of GPU Electric's operations.



 5.     Services Provided to Associated Companies

        A  description  of  services  provided  by  GPU  Electric  to associate companies  during the period April 1, 1997 through June 30, 1997 will be filed separately under a request for confidential treatment under Rule 104(b).

                                SIGNATURE

        PURSUANT  TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT

 OF  1935,  THE  UNDERSIGNED  COMPANIES HAVE DULY CAUSED THIS CERTIFICATE TO BE

 SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                       GPU, Inc.





                                       By:
                                           T. G. Howson,
                                           Vice President and Treasurer


                                       GPU International, Inc.


                                       By:
                                           B. L. Levy, President


 Date:  August 29, 1997